Filed Pursuant to 17 CFR §230.253(g)(2)

File No. 024-11394

OFFERING CIRCULAR SUPPLEMENT NO. 3

Date of Original Offering Circular: January 19, 2021

January 14, 2022

DF Growth REIT II, LLC

750 B Street

Suite 1930

San Diego, CA 92101

(858) 430-8528

www.DiversyFund.com

This document (the “Supplement”) supplements the Offering Circular of DF Growth REIT II, LLC, (the “Company”) dated January 19, 2021 (the “Offering Circular”). Unless otherwise defined in this Supplement, capitalized terms in this Supplement have the meanings given to them in the Offering Circular.

The purpose of this Supplement is to provide additional information that is not in the Offering Circular.

New Investment

Name of Project Entity	NCP Dove, LLC
Type of Entity	Limited Liability Company
State of Formation	Delaware
Address of Project Entity	750 B St. Suite 1930 San Diego, CA 92101
Description of Project Entity’s Real Estate Project	285 unit Class B multifamily value add property located in North Charleston, SC
Nature of Company’s Interest in Project Entity	Equity
Amount of Actual or Anticipated Investment by Company	$5,014,216.06
Fees and Compensation of Sponsor in Connection with Investment	An affiliate of the Company’s Manager (the “Sponsor”) will be entitled to receive from the Project Entity the fees described in “Compensation of Management” in DF Growth REIT II, LLC offering circular on pages 32-34 and I Supplement No. 1.

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This Supplement is not complete without, and may not be delivered or used except in connection with, the Offering Circular, including all of its Exhibits, amendments, and prior supplements.

We might further amend or supplement the Offering Circular from time to time by filing additional amendments or supplements. You should read the entire Offering Circular, as amended or supplemented, before deciding whether to invest.